EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces Results For Second Quarter And First Half of 2015

Netanya, Israel, September 01, 2015 - RADA Electronic Industries Ltd. (NASDAQ: RADA) today announced its financial results for the second quarter and the six months ended June 30, 2015.

2015 Second Quarter Results

Revenues totaled $4.1 million, a 37% decrease compared to $6.4 million in the second quarter of 2014.

Gross Profit totaled $0.7 million, a 67% decrease compared to $2.04 million in the second quarter of 2014.

Operating Expenses totaled $1.2 million, a 12% decrease compared to $1.4 million in the second quarter of 2014.

Financial Expenses totaled $1,452,000, a 454% increase compared to financial expenses of $262,000 in the second quarter of 2014. Financial expenses in the second quarter of 2015 include approximately $1.2 million of non-cash amortization of a beneficial conversion feature applicable to our outstanding debt due to shareholders.

Net loss for the second quarter was $2,001,000, or ($0.22) per share on a basic and diluted basis compared to earnings of $385,000, or $0.04 per share on basic and diluted basis, for the second quarter of 2014. The net loss for the second quarter of 2015 includes a non-cash amortization expense of approximately $1,223,000.

2015 First Half  Results

Revenues totaled $7.7 million, a 34% decrease compared to $11.8 million for the same period in 2014.

Gross profit totaled $1.3 million, a 64% decrease compared to $3.7 million for the same period in 2014.

Operating Expenses  totaled $2.3 million, a 10% decrease compared to $2.6 million for the same period in 2014.

Financial Expenses totaled $1,782,000, a 221% increase compared to financial expenses of $555,000 for the same period in 2014. Financial expenses in the first half of 2015 also includes approximately $1.2 million of non- cash amortization of a beneficial conversion feature applicable to our outstanding debt.

Net loss for the first six months of 2015 was $2,778,000, or ($0.31) per share on a basic and diluted basis, compared with earnings of $542,000, or $0.06 per share on a basic and diluted basis, for the comparable period in 2014. The net loss for the first six months of 2015 includes a non-cash amortization expense of approximately $1,223,000.

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “On July 30 we announced the closing of a public offering of our ordinary shares which resulted in $8,500,000 in gross proceeds to our company. As approved by our shareholders in April 16 2015, the net proceeds of this offering was applied in reduction of debt owed to shareholders and enabled the company to repay approximately 70% of such outstanding debt shortly after the closing. The reduction of our debt significantly improved our balance sheet. The transaction structure that was approved by RADA’s shareholders, also included the contingent right of certain shareholders of the company to convert the outstanding balance of loans provided by them into ordinary shares at a discount to market, and results in a significant amount of non-cash financing expenses to the company. Such non-cash amortization expenses will continue until the shareholders may choose to convert all of the remaining debt held by them (which cannot be predicted by the company), or through August 2016 when the remaining debts are due to be repaid, whichever is earlier.

The delays in production deliveries indicated in our first quarter 2015 earnings report, were almost fully recovered during the second quarter.  However our total revenues during this second quarter are still low as some orders expected to be placed during the first half of 2015 did not occur. Although we continue to expect to receive these orders in the next months, the timing of deliveries for such orders is now uncertain.  The low total revenues during the second quarter has reduced our gross margin as well as our operating income as we maintain a similar level of engineering, operating expenses and R&D as we did during 2014.We are encouraged by the previously announced initial orders we have received for our radar products; including from the Israeli MOD for multiple radars to enhance Israel’s national alert capability for its southern border and the orders for testing and evaluation purposes received from a branch of the U.S. military and a number of other major military contractors.”.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radar for Force and Border Protection, Inertial Navigation Systems for air and land applications and Avionics Systems and Upgrades.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands, except per share data

	June 30, 2015	December 31, 2014
ASSETS	Unaudited	Audited

Cash and cash equivalents	$1,575	$1,786
Restricted cash	382	349
Trade receivables (net of allowance for doubtful accounts of $ 12 and $ 24 at June 30, 2015 and at December 31, 2014, respectively)	4,450	3,455
Costs and estimated earnings in excess of billings on uncompleted contracts	1,780	2,657
Other accounts receivables and prepaid expenses	599	428
Inventories	6,439	6,651

Total current assets	15,225	15,326

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,374	1,394

PROPERTY, PLANT AND EQUIPMENT, NET	2,874	2,790

OTHER ASSET - GOODWILL	587	587

Total assets	$20,060	$20,097

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit	$1,930	$1,589
Trade payables	2,033	1,315
Convertible shareholders’ loans	-	8,120
Other accounts payable and accrued expenses	4,664	4,267

Total current liabilities	8,627	15,291

LONG-TERM LIABILITIES:
Convertible shareholders’ loans, net	1,223 (*)	-
Accrued severance pay and other long term liabilities	681	634

Total long-term liabilities	1,904	634

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 30,000,000 shares at June 30, 2015 and 16,333,333 shares at December 31, 2014; Issued and outstanding: 8,918,647 at June 30, 2015 and at December 31, 2014 respectively.	119	119
Additional paid-in capital	79,004	70,884
Accumulated other comprehensive income	551	536
Accumulated deficit	(70,770)	(67,992)

Total RADA shareholders’ equity	8,904	3,547
Non-controlling interest	625	625
Total equity	9,529	4,172

Total liabilities and equity	$20,060	$20,097
(*) Convertible shareholders loans is presented net of loan discount derived of beneficial conversion feature in the amount of $6,981 as of June 30, 2015.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	(Unaudited)				Audited

Revenues	$7,724	$11,784	$4,076	$6,437	$22,481

Cost of revenues	6,407	8,132	3,394	4,398	15,944

Gross profit	1,317	3,652	682	2,039	6,537

Operating expenses:
Research and development	399	380	227	150	789
Marketing and selling	1,086	1,206	556	737	2,392
General and administrative	832	977	441	510	1,901

Total operating expenses:	2,317	2,563	1,224	1,397	5,082

Operating profit (loss)	(1,000)	1,089	(542)	642	1,455
Financial expenses, net	559	555	229	262	1,254
Financial expenses related to amortization of a beneficial conversion feature	1,223	-	1,223	-	-
Consolidated profit (loss)	(2,782)	534	(1,994)	380	201

Less: Net (income)loss attributable to Non-controlling interest	4	8	(7)	5	7

Net income (loss) attributable to RADA's shareholders	$(2,778)	$542	$(2,001)	$385	$208

Earnings (loss) per share:
Basic and diluted earnings (loss) per share	$(0.31)	$0.06	$(0.22)	$0.04	$0.02
Weighted average number of Ordinary shares used for computing basic and diluted loss per share	8,988,396	8,918,647	8,988,396	8,988,396	8,944,803